Volaris Reports June 2021 Traffic Results:

118% of 2019 Capacity and 89% Load Factor

Mexico City, Mexico, July 6, 2021 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports its June 2021 preliminary traffic results.

In June 2021, demand in the domestic Mexican and international markets for Volaris increased 18.9% and 15.5%, compared to June 2019, respectively. The Company capitalized on opportunities to add capacity, both domestically (+20.0%) and internationally (+14.2%), while maintaining a high load factor (89.1%). In June 2021, Volaris transported 2.1 million passengers, 14% higher than the pre-pandemic levels.

	June 2021	June 2020 Variation	June 2019 Variation	YTD June 2021	YTD June 2020 Var.	YTD June 2019 Var.
RPMs (million, scheduled & charter)
Domestic	1,480	209.4%	18.9%	7,680	67.1%	6.7%
International	636	408.6%	15.5%	2,604	52.4%	(10.7)%
Total	2,116	250.7%	17.8%	10,284	63.1%	1.7%
ASMs (million, scheduled & charter)
Domestic	1,635	137.0%	20.0%	9,050	65.9%	10.1%
International	739	446.8%	14.2%	3,357	61.6%	(7.7)%
Total	2,373	187.7%	18.1%	12,408	64.7%	4.6%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	90.5%	21.2 pp	(0.8) pp	84.9%	0.6 pp	(2.7) pp
International	86.0%	(6.5) pp	1.0 pp	77.5%	(4.7) pp	(2.7) pp
Total	89.1%	16.0 pp	(0.2) pp	82.9%	(0.8) pp	(2.5) pp
Passengers (thousand, scheduled & charter)
Domestic	1,676	231.7%	12.1%	8,590	65.0%	0.2%
International	458	474.8%	19.7%	1,884	60.2%	(7.9)%
Total	2,134	264.8%	13.6%	10,474	64.1%	(1.3)%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 180 and its fleet from four to 92 aircraft. Volaris offers more than 430 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

María Elena Rodríguez / Félix Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com / +52 55 3104 5264